Mail Stop 4561

      January 9, 2006

Martin Landis
Chief Executive Officer
Landwin REIT, Inc.
17200 Ventura Blvd., Suite 206
Encino, California 91316

Re:	Landwin REIT, Inc.
      Amendment No. 1 to Form S-11
      Filed on December 22, 2005
      File No. 333-129534

Dear Mr. Landis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

General Comments
1. We note your response to comment 10. We also have reviewed the formation fee agreement. Please confirm that "other services relating to the formation of the Company," as described in the formation fee agreement, do not include any involvement in the sale of securities of the Company. Assuming that "other services" do not include involvement in the security sales, please provide an explanation regarding why the formation fee is structured in multiple tranches based on the amount of securities sold when the services provided are not dependent on the amount of shares sold and appear to be fixed costs (at least relative to the amount of securities sold).
In addition, please describe what involvement, if any, Martin Landis and Sean Dennison will have in the offering of the Company`s securities. Please also indicate whether Sylvia Inc. or SmithDennison Capital have any partners, officers, directors, employees, or independent contractors (other than Messrs. Landis or
Dennison). If the answer to the previous question is yes, please discuss whether any of those individuals will be involved in the sale of securities of the Company. More generally, please explain who will be involved in the sale of the Company`s securities, and describe the contemplated extent of their involvement and how they will be compensated.
2. Per our phone conversation on January 9, 2005, we are continuing to consider the broker-dealer issues in connection with Comment 11.
3. We note from your response to comment 11 that you will pay a database fee in exchange for allowing you exclusive access to a database that includes the name, contact, and other valuable personal information for approximately 100,000 home-buying network members who you plan to approach regarding an investment. Please disclose how you plan to approach these database investors and whether you plan to make copies of the preliminary prospectus available over the Internet.
4. We note from your response to comment 11 that Messrs. Casault, Reddick, and Andrews compiled the database from regular meetings involving potential real estate investors held throughout the state of California. Please tell us whether any information regarding this offering was discussed or disseminated at any of these meetings.
5. We note your use of the term "Company" throughout the prospectus.
Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.
6. In your response to comment 2, you state that you have no current intention of redeeming or repurchasing your stock and that you have deleted all disclosure regarding stock repurchases and redemptions.
However, we note that you still discuss "your share redemption program" on pages 23-25, 87-89, and 131. Please advise or revise as necessary.

Cover Page
7. We note your response to comment 14 and reissue that portion of the comment that requested that you revise to disclose why making distributions from offering proceeds or from borrowings would be a risk to investors. Please conform your summary risk factors to reflect your response to this comment and provide separate risk factor disclosure discussing this risk in the risk factor section on page 33. In this connection, we note that you have included a brief reference in the first risk factor on page 33 to the risk that you may have to borrow funds or liquidate assets to make sufficient distributions to maintain your REIT status.

Questions and Answers about this Offering, page 16
8. We note that in response to comment 15 you have deleted provisions in the Q&A that are duplicative of the summary. However, please further revise to delete duplicative disclosure with respect to distributions, listing and the offering found on pages 19, 22 and 24.
Who can buy shares?, page 17

9. We note your disclosure in the suitability section and in the summary under "who can buy shares?" that you intend to limit sales to residents of the state of California. Please revise the cover page, the summary, risk factors and throughout to disclose restrictions on transfers of securities and clarify the consequences to investors of limiting sales to residents of the state of California. Please also include this disclosure in the summary under "If I buy shares in the offering, how can I sell them?" Refer to Item 16 of Guide 5.

Prior Investment Programs, page 23
10. We note your statement that your "sponsor, Sylvia Inc and its affiliates, principal officer and his preceding affiliates" have sponsored 60 privately offered real estate programs since 1969. Please revise to limit the disclosure to the last 10 years and identify the "principal officer" to whom you refer.
11. We note your disclosure that the prior programs have completed fundraising of approximately $24.2 million and raised an additional
$2.5 million from an affiliate of your sponsor. Please revise to identify the affiliate of your sponsor from whom such additional funds were raised and explain the nature of this investment.

Compensation to our Advisor and Affiliates, page 25

Formation Fee to our sponsors, Sylvia, Inc. and SmithDennison Capital, LLC., page 25
12. You state the formation fee is for "work related to the formation of the Company." Please revise to provide a more detailed description of the formation fee.
Conflicts of Interest, page 30
13. We note your statement that you are "subject to conflicts of interest involving our Advisor because two of our directors are both of our executive officers and are also officers of the two managers of our Advisor." Please revise to identify such persons, to disclose that your advisory agreement was not the result of arm`s-length negotiations and to discuss the existing conflicts associated with the fees payable to your Advisor.

Certain amounts of the proceeds of this offering will be paid to our affiliates, page 34
14. Please revise the caption and the narrative to disclose the risk to investors.

We have not established final underwriting criteria we will use to acquire or make mortgage loans, page 53
15. Please revise this risk factor subheading to describe the specific risks to you or your investors.

Risks Related to Our Advisor, page 55
16. Please revise to disclose the risk associated with the fact that the advisory agreement was not the result of arm`s-length negotiations.

Conflicts of Interest, page 78
17. You state in your response to comment 43 that "[n]o disclosure regarding termination fees has been added because no termination fee will be paid upon the termination of the advisory agreement." However, on page 21 of the prospectus, you state that "[u]pon termination of the advisory agreement between us, Landwin OP and Landwin Advisors, other than a termination of the agreement for cause by us or Landwin OP, Landwin Advisors would become entitled to receive a cash distribution from Landwin OP." Please reconcile these statements or revise the prospectus as necessary.

Liquidity and Capital Resources, page 108
18. We note your response to comment 55. Please revise your disclosure to include the anticipated cash outlay in connection with the "formation fees" and "data base fees."

Prior Performance Summary, page 110
19. Please tell us how you are defining "closed" for purposes of the
tables.  Please note that "closed" should refer to the year in which
the program`s offering ended rather than the year in which
properties
were sold and operations ceased.
20. We note from footnote (2) to Table I that the dollar amount offered "represents the purchase price." Please revise to disclose the amount of the offering rather than the amount of the purchase price of properties acquired. Further, we note that the length of the offerings varied from 1 to 6 months and that the months to invest
90%
of the amount available measured from the beginning of the
offering
was exactly the same as the offering period.  Finally, we note that
some of the cash proceeds from the sale of properties were used to purchase other properties in tax deferred Section 1031 exchanges. It appears from the table that funds were raised only as assets were identified. In this connection, please tell us how these programs were structured. For example, were they limited partnerships or were funds raised pursuant to management agreements?  Did investors have
the ability to approve purchases and/or sales of identified properties? Please provide us with a copy of the limited partnership and or management agreements.
21. We note that you have characterized the prior programs as prior
"Landwin" programs. Please revise to clarify that these were not your
prior programs.
22. We note your disclosure regarding the total amount of funds raised from investors in prior programs from January 1, 1995 through
October 1, 2005 and the total number of investors in such
programs.
Please revise to disclose the number of prior programs.
23. You state that "all of the prior Landwin real estate programs were conducted through privately-held entities that were not subject to either the up-front commissions, fees and expenses associated with
this offering."   Please revise to discuss the reasons no
commissions
were paid in the prior programs and tell us how the funds for such programs were raised.
24. We note the reference on page 110 to the risk factor discussing the fact that you differ from prior programs in a number of respects.
Please revise to summarize these differences here.
25. We note your disclosure on page 112 that "all prior Landwin real estate programs have met and continue to meet their principal investment objectives." Please revise to describe the investment objectives of the prior programs.
26. You state on page 112 that "[a]ll loses reported on Table III become positive if the impact of depreciation, a non-cash expense, is excluded." On page C-19, we note that Lincoln View Plaza 3 would still have a net loss even after backing out depreciation. Please reconcile these two disclosures or revise as necessary.

Plan of Distribution, page 134
27. During our conversation with your counsel Gina Betts on December
9, 2005, she stated that you would be utilizing a consulting firm in
San Diego to assist you with this offering. Please revise this section to note the name of this firm, the services this firm will provide, and the compensation that will be provided to it.
28. Please revise your discussion of the representations and warranties that the subscription agreement contains to explain that the representation that a subscriber has read the prospectus does not constitute a waiver of any rights the subscriber may have under the securities act of 1933.
Notes to Financial Statement, pages F-4 - F-5
29. Please disclose the amount of organization and offering expenses that have been incurred upon behalf of Landwin REIT as of the balance sheet. Please include an explanation of the terms under which these costs will be reimbursed and separately quantify those amounts that will be expensed as opposed to those that will be capitalized as offering costs. Finally, tell us what consideration you have given to accruing these costs under SFAS No. 5.

Table III, page C-6
30. We note footnote 3, on page C-7, states that Cash Generated
From
Operations "[i]ncludes capital contributions of $3,000,085 and purchase of property in 2002." Please revise your disclosure here and in your other tables to remove capital contributions and capital raised from the Cash Generated From Operations line item. Also, please revise to explain what you mean by "purchase of property in 2002."

Part II

Item 37. Undertakings, page II-3

31. Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

Exhibit 5.1 - Legal Opinion
32. In the first paragraph on page 2, it states that your counsel is
"admitted to the bar in the State of Texas." Please revise to strike this language since this appears to carve out the law of the relevant jurisdiction.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.


Sincerely,



      Elaine Wolff
      Legal Branch Chief

cc:	Gina E. Betts, Esq. (via facsimile)
	Locke Liddell & Sapp LLP



??

??

??

??

Martin Landis
Landwin REIT, Inc.
January 9, 2006
Page 1